11017829

GE COMMISSION
RECEIVED

FEB 2 3 2011

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 47830

3/14/11

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. Nifong, Suite 3B
(No. and Street)

Columbia (City) MO (State) 65203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex LaBrunerie 573-449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Toennies + Associates, CPA's
(Name – *if individual, state last, first, middle name*)

9730 E. Watson Road (Address) St. Louis (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MA. 3/18

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRUNERIE FINANCIAL SERVICES, INC.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

Independent Auditors' Report....................1
Balance Sheet....................2
Statement of Income....................3
Statement of Changes in Stockholders' Equity....................4
Statement of Cash Flows....................5
Notes to Financial Statements....................6

SUPPLEMENTAL INFORMATION

Computations of Net Capital Pursuant to Rule 15c-31(1)....................11
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3.....12
Independent Auditors' Report on AML Compliance Required by the Patriot Act and NASD Rule 3011....................14

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

10 yrs Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

Board of Directors
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

We have audited the accompanying balance sheet of LaBrunerie Financial Services, Inc. as of December 31, 2010 and 2009 and the related statements of income, changes in stockholders equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBrunerie Financial Services, Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole

Brian G. Toennies & Associates

Brian G. Toennies & Associates
February 21, 2011

LABRUNERIE FINANCIAL SERVICES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash	$ 103,607	$ 73,089
Commissions Receivable	40,607	42,299
	144,214	115,388
OTHER ASSETS		
Available for sale investments-Note C	77,609	65,524
PLANT AND EQUIPMENT		
Leasehold Improvements	10,658	10,658
Office Furniture	31,847	31,847
	42,505	42,505
Less Accumulated Depreciation	(19,070)	(16,856)
	23,435	25,649
TOTAL ASSETS	$ 245,258	$ 206,561

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts & Commissions Payable	$ 48,927	$ 38,118
TOTAL LIABILITIES	48,927	38,118
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued	3,000	3,000
Paid in Capital	69,130	69,130
Retained Earnings	134,934	114,644
Accumulated other comprehensive gain(loss)	(10,733)	(18,331)
TOTAL STOCKHOLDERS' EQUITY	196,331	168,443
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 245,258	$ 206,561

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
COMMISSIONS RECEIVED NET OF FEES	$ 1,218,229	$ 1,117,696
COMMISSIONS PAID	870,931	797,051
GROSS PROFIT	347,298	320,645
OVERHEAD EXPENSES		
Accounting	9,335	4,742
Advertising	7,906	15,509
Legal Fees	9,270	9,615
Compliance	23,752	14,325
Computer Supplies	6,118	4,403
Contract Labor	1,100	17,048
Contributions	3,560	425
Depreciation	2,214	2,216
Dues and Subscriptions	2,996	945
Meals and Entertainment	4,081	4,085
Insurance	9,373	5,671
Meetings	3,129	-
Office Expense	17,415	8,839
Occupancy	23,246	10,141
Payroll Taxes	18,011	14,384
Pension	1,550	667
Postage	7,357	7,589
Professional Fees	-	504
Printing	2,347	2,197
Repairs and Maintenance	9,401	5,696
Reference Materials	615	2,014
Salaries & Wages	154,119	158,283
Taxes and Licenses	485	308
Telephone	5,325	5,214
Training	188	1,453
Travel	740	558
Utilities	6,977	6,083
TOTAL OVERHEAD EXPENSES	330,608	302,914
OPERATING INCOME	16,690	17,731
OTHER INCOME		
Interest Income	739	742
Dividends	2,860	2,604
Other Income	-	80
TOTAL OTHER INCOME	3,599	3,426
NET INCOME	$ 20,289	$ 21,157

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2008	$ 3,000	$ 69,130	$ 93,489	$ (32,425)	$ 133,194
Net Income (Loss)	-	-	21,156	-	21,156
Change in Unrealized Holding Gains (Losses)	-	-	-	14,094	14,094
BALANCE, DECEMBER 31, 2009	3,000	69,130	114,645	(18,331)	168,444
Net Income (Loss)	-	-	20,289	-	20,289
Change in Unrealized Holding Gains (Losses)	-	-	-	7,598	7,598
BALANCE, DECEMBER 31, 2010	$ 3,000	$ 69,130	$ 134,934	$ (10,733)	$ 196,331

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 20,289	$ 21,157
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Dividends Reinvested	(476)	(499)
Depreciation	2,214	2,216
Change in Assets and Liabilites Increasing (Decreasing) cash flows:		
Commissions Receivable	1,692	37,902
Commissions and Accounts Payable	10,809	(19,111)
NET CASH PROVIDED BY OPERATING ACTIVITIES	34,528	41,665
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds From Sale of Investments	-	-
Purchase of Investments	(4,010)	(2,073)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(4,010)	(2,073)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	30,518	39,592
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR	73,089	33,447
CASH AND CASH EQUIVALENTS-END OF YEAR	$ 103,607	$ 73,039

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2010 or 2009.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Business Activities: The Company was incorporated on September 8, 1994 and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2010 and 2009 were $40,607 and $42,299 respectively. Commissions payable at December 31, 2010 and 2009 were $44,527 and $33,717 respectively.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Compensated Absences: Compensated absences have not been accrued in the financial statements because the amount cannot be reasonably estimated and is not considered material to the financial statements.

NOTE B—RELATED PARTY TRANSACTIONS

During 2009, Ferd Labrunerie and Alex LaBrunerie were each a 50% shareholder and served as directors and officers of the Company. Commissions paid to related parties were:

	2010	2009
Ferd LaBrunerie	$194,887	$185,511
Alex LaBrunerie	$396,597	$301,991

As of December 31, 2009, Alex Labrunerie purchased all of the shares of stock owned by Ferd Labrunerie. As of that date Alex Labrunerie is 100% owner of the company.

The Company occupies office space in a building that is owned by Ferd LaBrunerie. The Company is responsible for paying condominium fees, common area maintenance and real estate taxes. These items are paid directly to the appropriate vendors by the Company. The Company has a month to month lease. Rent expense for 2010 and 2009 was $13,000 and $-0-, respectively.

At December 31, 2010 and 2009 the Company owed Ferd LaBrunerie $4,401. This was for funds from a closed brokerage account owned by Ferd LaBrunerie which was rolled over directly into the available for sale investments of the Company.

NOTE C—INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2010 and 2009 investments consisted of:

	Beginning Fair Value	Reinvested Interest & Dividends	Market Change	Transfers, Purchases & Sales	Ending Fair Value
December 31, 2010					
Available for sale investments	$65,524	$ 477	$ 7,598	$ 4,010	$77,609
December 31, 2009					
Available for sale investments	$48,858	$ 499	$ 14,094	$ 2,073	$65,524

An unrealized gain (loss) of $7,598 and $14,094 has been charged to other comprehensive income for the years ended December 31, 2010 and 2009, respectively.

NOTE C—INVESTMENTS-cont'd

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced as follows:

Government Securities (3-6 months)	½%
Money Market Funds	2%
Mutual Funds	15%
Securities	15%

At December 31, 2010 and 2009 these amounts were:

	2010		2009	
Money Market Funds:	Value	Regulatory Reduction	Value	Regulatory Reduction
Money Market Funds	4,822	96	5,188	104
Securities:				
BAC Preferred	10,715	1,607	9,510	1,427
Mutual Funds:				
American Balanced Fund	27,617	4,143	24,634	3,695
Capital Income Builder	12,877	1,932	8,307	1,246
Nuveen Preferred	26,400	3,960	23,072	3,461
Total Securities	77,609	11,641	65,524	9,829
	82,431	11,738	70,712	9,932

These investments are held to satisfy reserve requirements and are not held for trading purposes.

NOTE D— FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying financial statements. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE D— FAIR VALUE MEASUREMENTS (CONT.):

	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)
Equity Securities	10,715	10,715
Mutual Funds	66,894	66,894
	77,609	77,609

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted market prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds and equity securities are based on the closing price reported in the active market where the individual securities are traded, when available.

NOTE E—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000.00 on December 31, 2010 and 2009 the Company had net capital of $161,158 and $132,862, respectively ($111,158 and $82,862 in excess of minimum required amounts). The percentage of aggregate indebtedness to net capital was 15.55% and 17.23% for 2010 and 2009.

NOTE F—CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2010 and 2009, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

NOTE G—RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2009 there were no material differences with respondent's unaudited report.

As of December 31, 2010, the following differences were noted between the unaudited statement and the financial statements contained in this report:

Total Ownership Equity-Unaudited Statement	$ 202,285
Audit Adjustments	
Record Depreciation Expense	(2,214)
Reclassification From Fixed Assets To Repairs	(265)
Record Additional Commissons Payable	(4,000)
Adjustment To Unrealized Gain	525
Total Ownership Equity-Audit Report	$ 196,331

NOTE H—SUBSEQUENT EVENTS

Subsequent Events have been evaluated through February 21, 2011, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

LABRUNERIE FINANCIAL SERVICES, INC.
SUPPLEMENTAL INFORMATION

LABRUNERIE FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15C3-1(1)
DECEMBER 31, 2010 AND 2009

	2010	2009
Net Capital		
Ownership Equity	$ 196,331	$ 168,443
Less Non Allowable Assets		
Net Fixed Assets	(23,435)	(25,649)
Total Allowable Capital	172,896	142,794
Less Regulatory Reduction on Investments	11,738	9,932
Total Net Capital	161,158	132,862
Minimun Net Capital Requirement	(50,000)	(50,000)
Excess Over Minimum Net Capital Requirement	111,158	82,862
Total Aggregate Indebtedness	$ 17,290	$ 14,279
Ratio of Aggregate Indebtedness to Net Capital	15.55%	17.23%

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULES 17A-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

In planning and performing our audit of the financial statements and supplemental schedules of LaBrunerie Financial Services, Inc. for the year ended December 31, 2010 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did review the practice and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of difference required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULES 17A-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a significant deficiency as defined above.

We understand the practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian G Toennies & Associates

Brian G. Toennies & Associates, PC
February 21, 2011

February 21, 2011

Board of Directors
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Standard Stockbrokerage Co. Inc.'s compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Standard Stockbrokerage Co. Inc's management is responsible for the Standard Stockbrokerage Co. Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Brian G. Toennies

Brian G. Toennies
Certified Public Accountant

February 21, 2011